U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Commission File Number: 0-50488

WESTERN WIND ENERGY CORP.

(Exact name of registrant as specified in its charter)

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7

(604) 781-4192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___          No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

N E W S R E L E A S E

February 2, 2004

Toronto Stock Exchange (Venture) Symbol: "WND"

Berlin Stock Exchange Symbol: "WWE"

Issued and Outstanding: 12,141,491

Including 1,200,000 escrow shares

The Company is pleased to announce that it will be opening, effective February 3, 2004, an Arizona Project Office to be located at 6619 North Scottsdale Road, Scottsdale, Arizona.

The Project Office will be managed by Steve Mendoza, P.Eng.,M.Sc. Mr. Mendoza is the executive vice-president and the chief engineer of Western Wind Energy Corporation and its wholly owned Arizona subsidiary, Verde Resources Corporation.

Mr. Mendoza will act as the project leader for all wind park development in the State of Arizona and will provide engineering services and project management to other subsidiaries of Western Wind Energy Corporation.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey J. Ciachurski"

Jeffrey J. Ciachurski
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

N E W S R E L E A S E

February 10, 2004

Toronto Stock Exchange (Venture) Symbol: "WND"

Berlin Stock Exchange Symbol: "WWE"

Issued and Outstanding: 12,141,491

Including 1,200,000 escrow shares

The Company is pleased to announce that it is in the final stages of negotiations for a power purchase agreement with a major utility in the Southwestern United States.

Upon conclusion of this agreement, it will be the first wind park to be built in this region. Detailed work on the agreement is being conducted at this time and the Company will keep the public posted on the conclusion of the agreement.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey J. Ciachurski"

Jeffrey J. Ciachurski
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

N E W S R E L E A S E

February 24, 2004

Toronto Stock Exchange (Venture) Symbol: "WND"

Berlin Stock Exchange Symbol: "WWE"

Issued and Outstanding: 13,195,991

Including 1,050,000 escrow shares

Arizona Public Service ("APS") and Western Wind Energy Corp. ("WND") have entered into a memorandum of understanding respecting a 15-megawatt wind turbine generating facility to be constructed approximately seven miles east of St. Johns, Arizona. WND will 100% own, construct and operate the Eastern Arizona Wind Energy Center on 400 acres of currently held land. APS will purchase the power-enough for up to 4,500 average-sized homes-and acquire the associated green credits. The agreement is subject to the parties entering into a formal power purchase agreement expected to be completed within 30 days.

In addition, WND has made an application to lease over 5,000 acres of State held lands, which will enable WND to build a further 75 megawatts for other Arizona utilities with whom WND is currently negotiating power purchase agreements.

Construction of the plant is scheduled to begin in September with the first output expected by the end of the year. The deadline for completion of the project is March 31, 2006, with a potential extension to March 31, 2007. The Eastern Arizona Wind Energy Center will be the first commercial wind farm in Arizona.

"We have explored wind as an energy source for some time now, and we believe the Eastern Arizona Wind Center is the perfect entree into this arena for APS," said Ed Fox, Vice President of Communications, Environment and Safety for APS. "We are committed to developing clean renewable energy sources today that will fuel tomorrow's economy. We also believe we have an obligation to develop those sources in Arizona."

The Eastern Arizona Wind Energy Center will be located atop a mesa approximately 800 feet higher than the surrounding lands. The wind farm will consist of 10 1.5-megawatt turbines standing more than 300 feet tall. Each turbine will feature three blades that rotate 18 to 24 revolutions per minute, limiting risks of injury to birds that fly in the area.

WND's management brings approximately 23 years of continuous experience in the design, construction, operations and maintenance of wind energy electrical generation facilities in central California. Prior to partnering with APS, WND monitored wind at the project's location for more than eighteen months and has a 22-year data package from a reference site located 6 miles to the north. With collecting elevations as high as 200 feet, WND estimated the long-term capacity factor to be at least 25 percent, considered by management to be suitable for such a project.

"From the start, we realized the tremendous potential the Eastern Arizona Wind Energy Center presented to Arizona," said Jeff Ciachurski, President and CEO of WND. "It was just a matter of finding the right partner. We know APS is committed to utilizing the benefits wind energy provides to the State of Arizona. In our opinion, building a wind park in Arizona provides energy price stability, environmental stewardship, energy security in the form of reduced dependence on foreign fuels and new jobs that will be created in the State of Arizona. We are proud to be working with a community leader such as APS."

In addition to generating electricity for APS' customers, the wind farm will help APS meet the goals of the Arizona Corporation Commission’s Environmental Portfolio Standard, which encourages APS to generate 1.1 percent of its energy through renewable sources and 60 percent through solar energy.

APS, Arizona's largest and longest-serving electricity utility, serves about 902,000 customers in 11 of the state's 15 counties. With headquarters in Phoenix, APS is the largest subsidiary of Pinnacle West Capital Corp. (NYSE: PNW).

Western Wind Energy Corporation (WND) is a Canadian public company that trades on both the Toronto Venture and Berlin Stock Exchanges

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey J. Ciachurski"

Jeffrey J. Ciachurski
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain disclosure in this news release, including management's assessment of its business plan and proposed projects, constitute forward-looking statements within the meaning of the Private Securities Legislation Reform Act of 1995. These statements are subject to numerous risks, uncertainties and other factors relating to WND's operations as a wind energy electrical generation company. Actual results may differ materially from those expressed or implied by the forward looking statements described in this release and, as a result, readers are cautioned not to place undue reliance on these statements.

N E W S R E L E A S E

February 27, 2004

Toronto Stock Exchange (Venture) Symbol: "WND"

Berlin Stock Exchange Symbol: "WWE"

Issued and Outstanding: 13,195,991

Including 1,150,000 escrow shares

The second and final tranche of a non-brokered private placement as announced in the Company's news releases of November 14 and November 18, 2003 was closed on February 4, 2004. A total of 21,000 units at a price of $3.00 per unit were issued with each unit comprising of one common share and one share purchase warrant. One warrant will entitle the holder to purchase one common share over a two year period at a price of $3.50 per share until February 4, 2005 and at a price of $4.00 per share thereafter February 4, 2006. The hold periods for the units and the underlying securities expires on June 5, 2004.

The Company plans to use the proceeds from the private placement to, among other things, actively pursue and negotiate power purchase agreements with potential purchasers in each of the areas where it holds land interests suitable for electrical power generation.

The Company is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. The Company conducts its operations through wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of the Company includes individuals involved in the operation of a utility scale wind park in California that has been in business since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey J. Ciachurski"

Jeffrey J. Ciachurski
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERN WIND ENERGY CORP.
(Registrant)

Date: February 27, 2004	By:	"Jeffrey J. Ciachurski"
Jeffrey J. Ciachurski, President, CEO and Director